Delisting Determination, The Nasdaq Stock Market, LLC, March 21, 2024, Nubia Brands International.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the warrants of Nubia Brands International, effective at the opening of the trading session on April 1, 2024.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5410(d).
The Company was notified of the Staff determination on January 30, 2024. The Company did not appeal the Staff determination to the Hearings Panel. The Company securities were suspended on February 5, 2024. The Staff determination to delist the Company securities became final on February 5, 2024.